ASPEN TECHNOLOGY, INC.
COMPENSATION RECOVERY POLICY
Adopted as of October 17, 2023
Aspen Technology, Inc., a Delaware corporation (the “Company”), has adopted this Compensation Recovery Policy (this “Policy”) as described below.
1. Overview
This Policy describes when the Company will recover certain executive compensation in the event of an accounting restatement in accordance with rules of the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and the Nasdaq Stock Market (“Nasdaq”).
2. Covered Executives
This Policy applies to any current or former executive officer of the Company (“Covered Executive”), as determined by the Board of Directors of the Company (the “Board”) (“Covered Executive”). For purposes of this Policy, the term executive officer shall mean anyone who is an “executive officer” as defined in Section 10D of the Exchange Act and Nasdaq rule 5605(a)(1) and anyone who is the level of Senior Vice President or above and a direct report to the chief executive officer.
A Covered Executive is only subject to recovery of Erroneously Awarded Compensation (as defined below) received by such Executive Officer (i) after beginning service as an Executive Officer and (ii) if that person served as an Executive Officer at any time during the performance period with respect to Erroneously Awarded Compensation. Recovery of Erroneously Awarded Compensation received while an individual was serving in a non-executive capacity prior to becoming an Executive Officer is not required under this Policy.
3. Compensation Recovery Requirement
If the Company is required to prepare a Material Financial Restatement (as defined below), the Company will recover all Erroneously Awarded Compensation with respect to such Material Financial Restatement during the three completed years preceding the Restatement Date (as defined below), and each Covered Executive will be required to take all actions necessary to enable such recovery.
a.Compensation Subject to Recovery
Any compensation (including options and other equity awards) provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure (“Incentive-Based Compensation”) is subject to the terms of this Policy. A “Financial Reporting Measure” means (i) a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure), and (ii) stock price and (iii) total shareholder return.
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws (“Material Financial Restatement”), the Board will require reimbursement or forfeiture of any Incentive-Based Compensation that exceeds the amount that would have been received by the Covered Executive if the compensation had been determined based on the restated amounts in the Material Financial Restatement (“Erroneously Awarded Compensation”).

b.Recovery Period
Erroneously Awarded Compensation that is subject to recovery is any Erroneously Awarded Compensation “received” by any Covered Executive during the three completed fiscal years immediately preceding the Restatement Date. Erroneously Awarded Compensation is deemed “received” when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs. The “Restatement Date” is the earlier to occur of: (i) the date the Board or the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare the Material Financial Restatement or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare the Material Financial Restatement.
c.Calculation of Erroneously Awarded Compensation
To the extent that, pursuant to this Policy, the Company is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Executive, the gross amount received (i.e., the amount the Covered Executive received, or was entitled to receive, before any deductions for tax withholding or other payments) will be returned by the Covered Executive.
Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on stock price or total shareholder return will be based on a reasonable estimate of the effect of the Material Financial Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company will maintain documentation showing such estimate.
4. Exception to Compensation Recovery Requirement
The Company may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if the Human Capital Committee of the Board or, in the absence of such committee, a majority of independent directors (as determined under SEC and Nasdaq rules) serving on the Board (the “Committee”) determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in any rules or regulations adopted by Nasdaq pursuant to Rule 10D-1 under the Exchange Act and any applicable rules or regulations adopted by the SEC pursuant to Section 10D of the Exchange Act (the “Applicable Rules”), are met: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation (and has documentation of such reasonable attempts); or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified under applicable regulations.
5. Method of Compensation Recovery
The Committee will determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following:
a.requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
c.cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
d.adjusting or withholding from unpaid compensation or other set-off;
e.cancelling or setting-off against planned future grants of equity-based awards; and/or

f.any other method permitted by applicable law or contract.
Notwithstanding the foregoing, a Covered Executive will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided that equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made.
6. Policy Interpretation
This Policy will be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law and otherwise will be interpreted (including in the determination of amounts recoverable) in the business judgment of the Committee. The Committee will take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Restatement hereunder. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, nothing in this Policy will be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Rules. This Policy will be deemed to be automatically amended, as of the date the Applicable Rules become effective with respect to the Company, to the extent required for this Policy to comply with the Applicable Rules.
7. Policy Administration
This Policy will be administered by the Committee. The Committee will have such powers and authorities related to the administration of this Policy as are consistent with the governing documents of the Company and applicable law. The Committee will have full power and authority to take, or direct the taking of, all actions and to make all determinations required or provided for under this Policy and to take, or direct the taking of, all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of this Policy that the Committee deems to be necessary or appropriate to the administration of this Policy. The interpretation and construction by the Committee of any provision of this Policy and all determinations made by the Committee under this Policy will be final, binding and conclusive.
8. Compensation Recovery Repayments not Subject to Indemnification
Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Executives are not entitled to indemnification for Erroneously Awarded Compensation recovered under this Policy and, to the extent any such agreement or organizational document purports to provide otherwise, Covered Executives hereby irrevocably agree to forego such indemnification.